                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934

                         Harry's Farmers Market, Inc.
                               (Name of Issuer)

                      Class A Common Stock, no par value
                        (Title of Class of Securities)

                                  415863-10-9
                                 (CUSIP Number)

                               Michael R. Daigle
                             Senior Vice President
                              Boston Chicken, Inc.
                           14103 Denver West Parkway
                            Golden, Colorado  80401
                                  303-278-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 1, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

The information required in the remainder of this cover page (the pages numbered 2 and 3 herein) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 415863-10-9                                          PAGE 2
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Boston Chicken, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                5,875,000*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 5,875,000*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          5,875,000*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          58.71%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          CO
------------------------------------------------------------------------------
                          *SEE ITEM 5 OF TEXT BELOW.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 415863-10-9                                          PAGE 3
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Progressive Food Concepts, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                5,875,000*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 5,875,000*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          5,875,000*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          58.71%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          CO
------------------------------------------------------------------------------
                          *SEE ITEM 5 OF TEXT BELOW.

          This Amendment relates to the Statement on Schedule 13D filed by Progressive Food Concepts, Inc., a Delaware corporation ("PFCI"), Scott A. Beck and Saad J. Nadhir on February 10, 1997, as amended by Amendment No. 1 thereto filed by PFCI and Boston Chicken, Inc., a Delaware corporation ("BCI"), on September 3, 1997 and as amended by Amended No. 2 thereto filed by PFCI and BCI on November 10, 1997 (as so amended, the "Schedule 13D"). All terms used herein, unless otherwise defined, shall have the same meaning as in the Schedule 13D.

     1. Appendix A to the Schedule 13D is hereby amended and restated to read in its entirety as set forth in Appendix A hereto.

     2. Item 3 of the Schedule 13D is hereby amended by adding a new second paragraph thereto as follows:

          As more fully described in Items 4 and 6 hereto, PCFI's option (the "Option") under the secured loan agreement between the Issuer and PFCI to purchase up to 387,500 shares of Series B Preferred Stock of the Issuer, which shares are convertible into Class A Common Stock of the Issuer as described in Item 6, will become exercisable on July 30, 1998. The principal terms of the Option, including the purchase price payable by PFCI upon exercise of the Option, are described under Item 6 below.

     3. The fifth paragraph of Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          The purpose of the acquisitions of the Warrant and the Option was to permit PFCI to obtain a substantial equity interest in the Issuer in connection with the foregoing arrangements between PFCI and the Issuer. The Warrant and the Option are being held by PFCI for investment purposes, and PFCI has no present plan to exercise such Warrant and Option (but reserves the right to do so at any time).

     4. Item 5(a) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          (a) Based on the Issuer's Annual Report on Form 10-K for the Issuer's fiscal year ended January 28, 1998 (the "Annual Report"), there were 4,132,257 outstanding shares of Class A Common Stock as of April 28, 1998. As of June 1, 1998, PFCI is the beneficial owner of 5,875,000 shares of Class A Common Stock (none of which are outstanding but all of which PFCI has the right to acquire within 60 days of June 1, 1998). Based on the number of shares of Class A Common Stock outstanding as set forth in the Annual Report, the shares of Class A Common Stock beneficially owned by PFCI represent approximately 58.71% of the outstanding number of shares of Class A Common Stock (including for this purpose shares of Class A Common Stock for which the Warrant is currently exercisable and shares of Class A Common Stock which may be acquired upon conversion of the Issuer's Series B Preferred Stock for which the Option will be exercisable as of July 30,
     1998), and approximately 48.72% of the total issued and outstanding shares of Class A Common Stock and Class B Common Stock of the

     Issuer (also including for this purpose shares of Class A Common Stock for which the Warrant is currently exercisable and shares of Class A Common Stock which may be acquired upon conversion of the Issuer's Series B Preferred Stock for which the Option will be exercisable as of July 30,
     1998).

               BCI owns on the date of this Statement all of the outstanding shares of PFCI Common Stock. BCI does not otherwise beneficially own any Class A Common Stock on the date of this Statement.

     5. The fourth sentence of the first paragraph of the section of Item 6 of the Schedule 13D entitled "Loan Agreement" is hereby amended and restated in its entirety as follows:

     Of such amount, $3.5 million is outstanding as of June 1, 1998 and PFCI is obligated, subject to certain conditions, to advance an additional principal amount of $2 million on November 3, 1998 (or at any time after such date and prior to January 31, 2002).

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PROGRESSIVE FOOD CONCEPTS, INC.



                                    By:  /s/ Michael R. Daigle
                                         ---------------------
                                         Title: Vice President

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BOSTON CHICKEN, INC.



                                    By:  /s/ Michael R. Daigle
                                         --------------------------
                                         Title: Senior Vice President

                                   APPENDIX A


PROGRESSIVE FOOD CONCEPTS, INC.

     The following individuals are executive officers and/or directors of PFCI. Unless otherwise noted, the business address of each such individual is 14103 Denver West Parkway, P.O. Box 4086, Golden, Colorado 80401-4086.

Name                              Title at Reporting Person

Jeffry J. Shearer                 Director

Mr. Shearer is a self-employed private investor. Mr. Shearer's business address is 770 Pasquinelli Drive, Suite 400, Westmont, IL 60559.

Thomas R. Sprague                 Treasurer and Director

Michael R. Daigle                 Vice President, Secretary and General Counsel


                                  ************


BOSTON CHICKEN, INC.

     The following individuals are executive officers or directors of BCI. Each individual is a citizen of the United States, and unless otherwise noted, the business address of each executive officer of the Reporting Person is 14123 Denver West Parkway, P.O. Box 4086, Golden, Colorado 80401-4086.


Name                              Title at Reporting Person

J. Michael Jenkins                Chairman of the Board, Chief Executive
                                  Officer and President

Lawrence E. White                 Chief Financial Officer

Michael R. Daigle                 Senior Vice President and General Counsel

Mark A. Link                      Vice President-Financial Reporting

Arnold C. Greenberg               Director

Mr. Greenberg is an attorney and self-employed private investor.

J. Bruce Harreld                  Director

Mr. Harreld is Senior Vice President-Strategy of International Business Machines Corporation. Mr. Harreld's business address is Old Orchard Road, Armonk, New York 10504.

M Howard Jacobson                 Director

Mr. Jacobson is a Senior Advisor to Bankers Trust, Private Advisory Services, and a director of Allmerica Property and Casualty Companies, Inc., Wyman-Gordon Company, and Stonyfield Farm, Inc.

Peer Pedersen                     Director

Mr. Pedersen is managing partner of Pedersen & Houpt, P.C., a Chicago law firm. Mr. Pedersen also serves as a director of Waste Management, Inc., Aon Corporation, Extended Stay America, Inc. and Latin America Growth Fund. Mr. Pedersen's business address is 161 N. Clark Street, Suite 3100, Chicago, Illinois 60601-3224.